-------------------------
   FORM 4
__ Check this box if no
   longer subject to
   Section 16. Form 4
   or Form 5 obligations
   may continue. See
   Instruction 1(b).

-------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934.
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940.



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
--------------------------------------------------- ------------------------------------------------------ -------------------------
1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to Issuer
    Reporting Person*                                                                             (Check all applicable)
                                                                            __ Director                     X  10% Owner
                                                                            __  Officer (give title below)  __ Other (specify below)
                                                                            Chief Executive Officer & President
General Atlantic Corporation      Solo Serve Corporation
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(Last)        (First)   (Middle)               3. IRS or Social        4. Statement for    7. Individual or Joint/Group Reporting
                                                  Security Number of      Month/Year                 (check applicable line)
                                                  Reporting Person                         X  Form Filed by One Reporting Person
                                                  (Voluntary)             March 1998       __ Form Filed by More than One Reporting
                                                                                              Person
950 Third Avenue
-------------------------------------------                            ------------------
                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)

New York       NY            10022
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(City)         (State)       (Zip)         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3 and     (Instr. 4)
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                                         Code   V          Amount  (A) or (D)  Price
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Common Stock, par value
$.01 per share               5/2/92      S(1)              1,390,000   D(1)    $11.16 per
                                                                                share        0               D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, See Instruction 4(b)(v).

FORM 4 (continued)                  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)



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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/     8)       or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Security
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties           5)      cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                     Code     (A)    (D)                  3 and4)                at End      (I)
                                                                      Title      Number of        of Month    (Instr.
 Preferred   None       3/17/98        S           709,686         Common Stock    Shares        (Instr.4)      4)
                                                                   $0.1 per      709,686   $0.10                D
                                                                   share                  per share
                                                                                            (2)

Explanation of Responses:

(1) - The reporting person sold 1,390,000 shares of Common Stock to the underwriters of Solo Serve Corporation's initial public offering on May 2, 1992.

(2) - The purchase price was paid by non-recourse promissory notes from the purchasers, payable in five equal annual installments of principal with interest at a fixed rate of 7%, secured by a pledge of the securities sold.

** Intentional misstatements or omissions of        /s/ General Atlantic Corporation                  April 7, 1998
   facts constitute Federal Criminal               --------------------------------------------       ------------------------------
   Violations                                            ** Signature of Reporting Person                         Date
   See 18 U.S.C. and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one       By:  /s/ Julie Lefkowitz
         of which must be manually signed.              --------------------
         If space provided is insufficient,             Name:  Julie Lefkowitz
         see Instruction 6 for procedure.               Title:  Vice Presiden and Secretary

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB number.


